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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                          De Anza Properties - X                                    De Anza Properties - X
                        (Name of Subject Company)                                     De Anza Corporation
                                                                              (Name of Persons Filing Statement)



                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE

                    ((CUSIP) Number of Class of Securities)


                            Herbert M. Gelfand                                          with copies to:
                            De Anza Corporation                                        Michael J. Connell
                            9171 Wilshire Blvd.                                         Rena L. O'Malley
                                 Suite 627                                             Morrison & Foerster
                     Beverly Hills, California  90210                                 555 West Fifth Street
                              (310) 550-1111                                       Los Angeles, CA 90013-1024
              (Name, address, and telephone number of person                             (213) 892-5200
                          authorized to receive
                notice and communications on behalf of the
                        person(s) filing statement)


         HOLDERS OF UNITS ARE URGED TO CONSIDER THE FOLLOWING FACTORS:

         o The offer from Moraga Capital, LLC (the "Bidder") provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated at an indeterminate date in the future.

         o There is no assurance that the return to limited partners after a sale of the Partnership's Property will be greater than the price being offered now by the Bidder.

         o The offer provides an opportunity to limited partners to liquidate their investment in the currently depressed Southern California real estate market without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.

         o The Property Manager and an affiliate of the Operating General Partner currently receive fees and cost reimbursements that will terminate when the Partnership's Property is sold and the Partnership is liquidated.
While the Operating General Partner does not believe this relationship will affect its decision as to a proper timing for a sale, the conflict of interest inherent in this relationship will continue to exist until the Property is sold.





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This Amendment No. 2 to Schedule 14D-9 amends the schedule 14D-9 filed December
12, 1995 by the persons filing this Statement as set forth below:

ITEM 1. SECURITY AND SUBJECT COMPANY.

         No change.

ITEM 2.  TENDER OFFER OF THE BIDDER.

         No change.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a)     No change.

         (b)(1)  No change.

         (b)(2)  No change.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a)     No change.

         (b)     No change, except as follows:

         The Operating General Partner's estimated liquidation value of $762 was not determined by the independent third party valuation expert. No valuations or reports have been provided by this independent expert to the Partnership or its affiliates and none are expected to be completed prior to December 31, 1995.

         The Operating General Partner believes that the 8% capitalization rate utilized by it is within the range of capitalization rates currently employed in the marketplace and is the rate at which the Property would most likely sell for the following reasons. First, the Operating General Partner believes that the Property is a premium property in a premium location and will sell for a premium rate. Second, the 8% capitalization rate was the rate used by the appraiser in 1990 when the Property was last appraised which was a better real estate market than currently exists, but closer to the improved market the Operating General Partner believes will exist sometime in the next 1-3 years in Southern California. Third, substantially all the multifamily properties in the Property's market location are currently owned by a single publicly traded real estate investment trust ("REIT"), whose shares have been traded in recent months at a 7.5 - 8.0% yield. Finally, due to the consolidated ownership of competing properties by a REIT, which has not stated an intention to sell such properties, a buyer for multifamily properties in the Property's market location has few remaining properties to choose from, which, in the view of the Operating General Partner, increases the value to a buyer of the Partnership's Property.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         No change.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a)     No change.

         (b)     No change.





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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a)     No change, except as described below.

         The Operating General Partner considered and reviewed on a preliminary basis the feasibility and desirability of exploring and investigating a variety of possible alternative transactions to the Offer that might provide a greater return to limited partners. The Operating General Partner considered the sale of the Partnership's Property to accomplish liquidation of the Partnership, but, in the view of the Operating General Partner, the real estate market in Southern California is still poor and now is not the time to sell the Partnership's Property, particularly in a "fire-sale" situation that would be unlikely to result in a fair price being paid for the Property. The Operating General Partner considered a self-tender by the Partnership to redeem Units at a price higher than that offered by the Bidder, but to do so would require the Partnership incurring indebtedness which the Operating General Partner believed would not be in the best interests of the Partnership. The Operating General Partner also considered informing partners of the Operating General Partner's belief of the inadequacy of the Bidder's offer and allowing each Partner to choose freely whether to continue to hold Units or to sell them to the Bidder. The Operating General Partner ultimately decided to follow this last alternative.

         The original anticipated holding period for the Partnership's properties was described in 1978 in the Partnership's original offering materials as follows: "It is intended that the Partnership will hold the properties it acquires for extended periods of time (ten years or more), although properties may be disposed of sooner if in the opinion of the Operating General Partner it is in the best interests of the Partnership to do so. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including current operating results of the particular project, prevailing economic conditions, and a view to achieving maximum capital appreciation to the Partnership and attendant tax consequences within the investment objectives of the Partnership. No assurance can be given that the foregoing objectives will be realized."

         The Partnership Agreement does not indicate any specific period of time during which disposition of the Property must occur. The Operating General Partner received a satisfactory offer for the purchase of Colonies of Margate in Margate, Florida in 1994 from a publicly traded mobile home park REIT, which was not interested in purchasing apartment projects such as the Property. In 1995 after rejection of De Anza Aptos Pines by the publicly traded REIT, the Partnership received an offer from an unaffiliated individual to purchase De Anza Aptos Pines, located in Northern California. The Partnership gave a group of residents of that property the option to purchase De Anza Apotos Pines on the same terms. The sale to the residents was completed in July 1995. Both Colonies of Margate and De Anza Aptos Pines were mobile home parks. The market demand for mobile home parks has been different than that for apartments.

         The Operating General Partner intends to sell the remaining Property in due course, but as yet no satisfactory offer has been received. The Operating General Partner believes that this is due, in part, to the depressed Southern California real estate market and in part due to the relatively low occupancy rates for this Property in the last few years. The Partnership substantially completed capital improvements to the Property in 1994 and experienced increased occupancy rates. Also, the Operating General Partner has estimated that the real estate market in Southern California will begin to improve, and therefore, believes that a more appropriate time to sell the Property will be sometime in the next 1-3 years.

         (b)     No change.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         No change, except as described below.





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         The affirmative vote of a majority in interest of the limited partners of the Partnership is required under the Partnership's Partnership Agreement to remove or replace the Operating General Partner or to cause the liquidation of the Partnership.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         No change except the following exhibit is added:

         (a)(2)   Letter to Limited Partners dated December 21, 1995.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.



                                       December 21, 1995
                                       (Date)



                                       DE ANZA PROPERTIES-X


                                       By: DE ANZA CORPORATION
                                            its operating general partner

                                           By:/s/Herbert M. Gelfand
                                              ----------------------------------
                                              Herbert M. Gelfand
                                              Chairman of the Board

                                       DE ANZA CORPORATION

                                       By:/s/Herbert M. Gelfand
                                          -----------------------------------
                                          Herbert M. Gelfand
                                          Chairman of the Board





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                                 EXHIBIT INDEX


99.4     Letter to Limited Partners dated December 21, 1995.





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